Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-206217

March 9, 2016

Marsh & McLennan Companies, Inc.

$350,000,000 3.300% SENIOR NOTES DUE 2023

Issuer:	Marsh & McLennan Companies, Inc.
Expected Ratings / Outlook*:	Baa1 (stable) / A- (stable) (Moody’s / S&P)
Securities:	3.300% Senior Notes due 2023
Legal Format:	SEC Registered
Trade Date:	March 9, 2016
Settlement Date:	March 14, 2016 (T+3)
Maturity Date:	March 14, 2023
Principal Amount:	$350,000,000
Price to Public:	99.888% of Principal Amount, plus accrued interest, if any, from March 14, 2016
Net Proceeds to Issuer (before offering expenses):	$347,420,500
Treasury Benchmark:	1.500% due February 28, 2023
Treasury Yield:	1.693%
Spread to Treasury Benchmark:	+162.5 basis points
Re-Offer Yield:	3.318%
Coupon:	3.300%
Interest Payment Dates:	Semi-annually on March 14 and September 14 of each year, commencing on September 14, 2016.
Use of Proceeds	The net proceeds of this notes offering will be used for general corporate purposes.
Optional Redemption:

The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the notes are redeemed prior to January 14, 2023 (the date that is two months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the notes are redeemed on or after January 14, 2023 (the date that is two months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	571748 BA9/ US571748BA95
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Barclays Capital Inc. HSBC Securities (USA) Inc.
Co-Managers:	GC Securities, a division of MMC Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Conflicts of Interest:	GC Securities, a division of MMC Securities LLC and an indirect wholly owned subsidiary of Marsh & McLennan Companies, Inc., is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and as a result of GC Securities’ participation as an underwriter in this offering it is deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA (“Rule 5121”). Therefore, this offering will be conducted in accordance with Rule 5121, which requires that GC Securities not make sales to discretionary accounts without the prior written consent of the account holder. A qualified independent underwriter is not necessary for this offering pursuant to Rule 5121(a)(1)(C).

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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